Tide Petroleum Corp

1810 E. Sahara Ave. Suite 1548

Las Vegas, Nevada 89104

1-786-506-3688

Via Edgar

November 17, 2015

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street N.E.

Washington D.C. 20002

:

Re: Tide Petroleum Corp

Registration statement on Form S-1A

File No: 333-198334

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Tide Petroleum Corp (the "Registrant") hereby requests immediate withdrawal of its registration statement on Form S-1 (File No. 333-198334), which was filed with the Securities and Exchange Commission (the "Commission") on August 25, 2014 along with any amendments and exhibits (the "Registration Statement").

The Registration Statement was priced inappropriately and needs to be reviewed and revised.  The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement contained therein. The Registration Statement has not been declared effective by the Commission.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact me directly.

Very truly yours,

By:  /s/ Patrick Healy

Patrick Healy, CEO